82-3760

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shanghai Industrial Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

DISCLOSEABLE TRANSACTION

CAPITAL INVESTMENT FOR WIDENING AND ALTERATION OF SHANGHAI-NANJING EXPRESSWAY (SHANGHAI SECTION)

A letter from the board of directors of Shanghai Industrial Holdings Limited on the capital investment for widening and alteration of Shanghai-Nanjing Expressway (Shanghai Section) is set out on pages 4 to 11 of this circular.

Hong Kong, 4th July 2006

CONTENTS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

Term	Meaning
"A11 Expressway"	the Shanghai-Nanjing Expressway (Shanghai Section)
"Board"	the board of Directors
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	28th June 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	Model Code for Securities Transactions by Directors of Listed Companies
"Operating Licence Agreement"	the agreement dated 20th October 2003 between Shanghai Hu-Ning Expressway Company and Shanghai Municipal Engineering Bureau in connection with the right to operate and charge toll for A11 Expressway
"PRC"	the People's Republic of China (excluding Hong Kong, Macau and Taiwan)
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
"Shanghai Hu-Ning Expressway Company"	Shanghai Hu-Ning Expressway (Shanghai Section) Company Limited, a wholly foreign owned enterprise established under the laws of the PRC and a wholly-owned subsidiary of the Company

"Shareholders"	holders of share(s) in the capital of the Company
"SIH"	Shanghai Investment Holdings Ltd., a limited liability company established under the laws of the British Virgin Islands
"SIIC"	Shanghai Industrial Investment (Holdings) Co. Ltd., a company incorporated in Hong Kong with limited liability
"SIIC Capital"	SIIC Capital (B.V.I.) Ltd., a limited liability company established under the laws of the British Virgin Islands
"SIIC CM Development"	SIIC CM Development Ltd., a limited liability company established under the laws of the British Virgin Islands
"SI United"	Shanghai Industrial United Holdings Co. Ltd., a company limited by shares established under the laws of the PRC which is a subsidiary of the Company listed on the A Shares Market of the Shanghai Stock Exchange (stock code: 600607)
"STC"	Shanghai Industrial Investment Treasury Co. Ltd., a limited liability company established under the laws of the British Virgin Islands
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Agreement"	the supplemental agreement to the Operating Licence Agreement entered into by Shanghai Hu-Ning Expressway Company and Shanghai Municipal Engineering Bureau on 13th June 2006
"Toll Management Agreement"	the agreement entered into by Shanghai Hu-Ning Expressway Company and Shanghai Public Road Construction Company on 13th June 2006 for toll collection of A11 Expressway during the widening and alteration construction period
"Widening Construction Agreement"	the agreement entered into by Shanghai Hu-Ning Expressway Company and Shanghai Public Road Construction Company on 13th June 2006 in respect of the construction work for widening and alteration of A11 Expressway
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"RMB"	Renminbi, the lawful currency of the PRC
"%"	per cent.

English names of the PRC established companies and PRC government authorities in this circular are only translations of their official Chinese names. In case of inconsistency, the Chinese names shall prevail.

In this circular, for reference purpose only and unless otherwise stated, the exchange rate at HK$1 = RMB1.04 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

Executive Directors:
Mr. Cai Lai Xing *(Chairman)*
Mr. Cai Yu Tian *(Vice Chairman and Chief Executive Officer)*
Mr. Qu Ding *(Vice Chairman and Executive Deputy CEO)*
Mr. Lu Ming Fang
Mr. Ding Zhong De
Mr. Qian Shi Zheng *(Deputy CEO)*
Mr. Yao Fang
Mr. Tang Jun

Independent Non-executive Directors:
Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Registered office:
26th Floor
Harcourt House
39 Gloucester Road
Wanchai
Hong Kong

4th July 2006

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

CAPITAL INVESTMENT FOR WIDENING AND ALTERATION OF SHANGHAI-NANJING EXPRESSWAY (SHANGHAI SECTION)

1. INTRODUCTION

The Company announced that on 13th June 2006, Shanghai Hu-Ning Expressway Company, a wholly-owned subsidiary of the Company, entered into the Supplemental Agreement to the Operating Licence Agreement, the Widening Construction Agreement and the Toll Management Agreement in connection with the construction for widening and alteration of A11 Expressway.

The transaction for capital contribution by Shanghai Hu-Ning Expressway Company to the construction project constitutes a discloseable transaction for the Company under Rule 14.06 of the Listing Rules. The purpose of this circular is to provide the Shareholders with

further information on the Supplemental Agreement to the Operating Licence Agreement, the Widening Construction Agreement and the Toll Management Agreement and other information in compliance with the requirements of the Listing Rules.

2. THE SUPPLEMENTAL AGREEMENT TO THE OPERATING LICENCE AGREEMENT

Date

13th June 2006

Parties

(1) Shanghai Municipal Engineering Bureau (上海市市政工程管理局); and

(2) Shanghai Hu-Ning Expressway Company, a wholly-owned subsidiary of the Company.

In October 2003, Shanghai Hu-Ning Expressway Company entered into the Operating Licence Agreement with Shanghai Municipal Engineering Bureau under which Shanghai Hu-Ning Expressway Company was granted the toll charging and operating right of the A11 Expressway for approximately 25 years to 31st August 2028.

Under the Supplemental Agreement, it is agreed that the construction work for the widening and alteration of A11 Expressway shall be completed by the end of 2008. The widening and alteration construction shall be carried out by a party designated by Shanghai Municipal Engineering Bureau. Shanghai Hu-Ning Expressway Company shall be regarded as having fulfilled its obligations for the widening and alteration construction of A11 Expressway by performing its obligations under the relevant agreement in respect of the construction project with the party designated by Shanghai Municipal Engineering Bureau.

During the construction period, Shanghai Hu-Ning Expressway Company may appoint a party designated by Shanghai Municipal Engineering Bureau to collect the toll charged on vehicles using A11 Expressway, and receive from that party the toll fees agreed for the construction period. The Supplemental Agreement does not provide for the payment by Shanghai Nu-Ning Expressway Company of commission to the party designated by Shanghai Municipal Engineering Bureau for the collection of toll fees.

3. THE WIDENING CONSTRUCTION AGREEMENT

Date

13th June 2006

Parties

(1) Shanghai Hu-Ning Expressway Company; and

(2) Shanghai Public Road Construction Company (上海公路建設總公司).

The Appointment

Shanghai Hu-Ning Expressway Company has appointed Shanghai Public Road Construction Company, being the party designated by Shanghai Municipal Engineering Bureau, to implement the widening and alteration construction of A11 Expressway including but not limited to the following work:

(i) preliminary approval formalities for the planning and design of the construction project;

(ii) approval formalities for the requisition of land and planning permit;

(iii) coordinate the demolition of land;

(iv) design and survey;

(v) preparation for approval of construction maps;

(vi) coordination, supervision and purchase of equipment and materials;

(vii) entering into contracts with relevant parties in respect of the construction project;

(viii) assess and report to relevant government department of the progress and quality;

(ix) examination and acceptance of works;

(x) accounting and settlement;

(xi) construction and management in relation to defects;

(xii) safety management; and

(xiii) other work necessary for the construction project.

The term of appointment of Shanghai Public Road Construction Company is from the date of the Widening Construction Agreement up to the expiry of the period for liability of defects in the construction work carried out under the construction project. (Shanghai Public Road Construction Company is responsible for the administration of the remedies for such defects.)

Capital for Construction

Shanghai Hu-Ning Expressway Company shall pay construction capital in the aggregate amount of RMB1,750 million (equivalent to approximately HK$1,683 million) to Shanghai Public Road Construction Company as the funding for Shanghai Public Road Construction Company to implement the construction project. If the actual

amount of capital required for the construction project exceeds the capital commitment by Shanghai Hu-Ning Expressway Company, the additional amount of capital required shall be borne by Shanghai Public Road Construction Company. Upon expiry of the appointment of Shanghai Public Road Construction Company, any surplus of the capital paid by Shanghai Hu-Ning Expressway Company shall belong to Shanghai Public Road Construction Company.

The capital contribution by Shanghai Hu-Ning Expressway Company shall be paid according to the following schedule:–

Percentage of the total capital commitment	Payment Date
20%	by 15th June 2006
20%	by 30th September 2006
15%	by 31st March 2007
15%	by 30th September 2007
15%	by 31st March 2008
15%	by 30th September 2008

The first installment of the capital contribution by Shanghai Hu-Ning Expressway Company had been paid by 15th June 2006 to meet the necessary expenses made for the construction project.

The amount of capital commitment was determined with reference to an approval document issued by the relevant PRC government authority confirming that the estimated total construction cost of the project shall amount to RMB2,255 million (equivalent to approximately HK$2,168 million). As approved by the relevant PRC government authority, it is agreed that RMB1,750 million (equivalent to approximately HK$1,683 million) of such total construction cost shall be borne by Shanghai Hu-Ning Expressway Company.

The capital commitment will be funded by the internal resources of the Group and/or bank financing as the Board deems fit.

4. THE TOLL MANAGEMENT AGREEMENT

Date

13th June 2006

Parties

(1) Shanghai Hu-Ning Expressway Company; and

(2) Shanghai Public Road Construction Company (上海公路建設總公司).

The Appointment

Shanghai Hu-Ning Expressway Company has appointed Shanghai Public Road Construction Company, being the party designated by Shanghai Municipal Engineering Bureau, to collect the toll fees of A11 Expressway for the period from 1st January 2006 to 31st December 2008. During the appointment period, Shanghai Public Construction Company shall pay to Shanghai Hu-Ning Expressway Company the toll fees collected for A11 Expressway plus compensation for the loss in toll revenue due to the widening and alteration construction.

Toll Fees and Compensation

The widening and alteration construction of the A11 Expressway was originally supposed to be completed in 2007. There is an expected loss of toll fees resulting from the unstable traffic volume during the construction period for widening and alteration. Due to the adjustment of the construction plan and the prolongation of the construction period to 2008, it is expected that the revenue of Shanghai Hu-Ning Expressway Company will be adversely affected to a greater extent. As approved by the relevant PRC government authority, Shanghai Public Road Construction Company shall during the period from 1st January 2006 to 31st December 2008 compensate Shanghai Hu-Ning Expressway Company for the deficiency in toll revenue.

The amount of toll fees was determined by the parties on an arm's length basis taking into account the effect of increasing the traffic flow of A11 Expressway due to the expansion of the Shanghai-Nanjing Expressway (Jiangsu Section) (which connects to A11 Expressway) completed at the end of 2005 and the effect of decreasing the traffic flow due to the widening and alteration construction of the A11 Expressway. The parties estimate that the toll fees to be received during the construction period will be about RMB220 million (equivalent to approximately HK$212 million) per annum. Compensation for deficiency in toll revenue will be in the amount of RMB250 million (equivalent to approximately HK$240 million) per annum as determined by the relevant PRC government authority. The aggregate amount of toll fees plus compensation in the sum of RMB470 million (approximately HK$452 million) shall be paid to Shanghai Hu-Ning Expressway Company evenly on a monthly basis.

During the appointment period, if the toll fees collected plus compensation are lower than RMB470 million (equivalent to approximately HK$452 million) per annum, Shanghai Public Road Construction Company shall subsidise Shanghai Hu-Ning Expressway Company the deficiency in toll fees collected by paying it the difference.

The toll fees collected by Shanghai Public Road Construction Company plus compensation each year in excess of RMB470 million (equivalent to approximately HK$452 million) shall belong to Shanghai Public Road Construction Company. Shanghai Public Road Construction Company will not receive any administration fees for its appointment.

5. INFORMATION ON A11 EXPRESSWAY

A11 Expressway is approximately 26 kilometers long, beginning at the crossroad of Wuning Road and Daduhe Road, Shanghai Municipality, and ending at Huaqiao Town, Kunshan City, Jiangsu Province, through Putuo District, Jiading District, Minhang District and Qingpu District. It is presently a dual four-lane road.

Shanghai Hu-Ning Expressway Company holds the right to operate A11 Expressway. The audited net profits attributable to the operation of A11 Expressway by Shanghai Hu-Ning Expressway Company before and after taxation and extraordinary items for the two years ended 31st December 2005 prepared in accordance with the generally accepted accounting principles in the PRC were as follow:

	Before and after taxation and extraordinary items
Net profit for the year ended 31st December 2004	RMB130,732,000 (equivalent to approximately HK$125,704,000)
Net profit for the year ended 31st December 2005	RMB136,291,000 (equivalent to approximately HK$131,049,000)

The audited turnover and net asset value of Shanghai Hu-Ning Expressway Company for the two years ended 31st December 2005 prepared in accordance with the generally accepted accounting principles in the PRC were as follow:

	For the year ended 31st December 2004/ as at 31st Decemeber 2004	**For the year ended 31st December 2005/ as at 31st December 2005**
Turnover	RMB211,173,000 (equivalent to approximately HK$203,051,000)	RMB198,017,000 (equivalent to approximately HK$190,401,000)
Net assets value	RMB2,130,732,000 (equivalent to approximately HK$2,048,781,000)	RMB2,262,552,000 (equivalent to approximately HK$2,175,531,000)

6. REASONS FOR AND BENEFITS OF THE TRANSACTION

According to the Operating Licence Agreement, Shanghai Hu-Ning Expressway Company shall be responsible for investing in and implementation of the widening and alteration of the A11 Expressway into a dual eight-lane road. While Shanghai Hu-Ning Expressway Company has to bear the construction costs of the widening and alteration of A11 Expressway, its capital commitment to the construction is limited to RMB1,750 million (equivalent to approximately HK$1,683 million) under the Widening Construction Agreement. The loss of reduction in toll revenue from A11 Expressway due to the

construction will to a certain extent be remedied by the compensation for deficiency in toll revenue provided under the Toll Management Agreement. The entering into of the Widening Construction Agreement and the Toll Management Agreement will thus help to reduce the uncertainty of investment and lower the overall investment risk of Shanghai Hu-Ning Expressway Company in the widening and alteration construction project of A11 Expressway.

The Directors consider that the terms of the Supplemental Agreement to the Operating Licence Agreement, the Widening Construction Agreement and the Toll Management Agreement are fair and reasonable so far as the Company and the Shareholders are concerned and are in the interests of the Shareholders as a whole.

7. FINANCIAL EFFECTS OF THE TRANSACTION

According to the Widening Construction Agreement, Shanghai Hu-Ning Expressway Company shall pay construction capital in the aggregate amount of RMB1,750 million (equivalent to approximately HK$1,683 million) to Shanghai Public Road Construction Company. As the capital contribution for the widening construction of A11 Expressway will be capitalised as fixed assets of Shanghai Hu-Ning Expressway Company, there will be no material effect on the net assets of the Group as a result of such capital contribution.

Based on the Toll Management Agreement, Shanghai Hu-Ning Expressway Company shall receive a compensation for the deficiency in toll revenue of RMB250 million (equivalent to approximately HK$240 million) per annum for the period from 1st January 2006 to 31st December 2008. The Directors consider such toll revenue deficiency compensation will have a positive financial effect on the Group's consolidated net asset value and earnings as follow:

(i) Effect on net asset value

The consolidated net asset value of the Group will increase by approximately RMB250 million (equivalent to approximately HK$240 million) per annum and will have a cumulative increase of approximately RMB750 million (equivalent to approximately HK$720 million) by the end of 31st December 2008. Such annual and cumulative increases in the consolidated net asset value of the Group represents approximately 1.47% and 4.4% respectively of the audited consolidated net asset value of the Group as at 31st December 2005.

(ii) Effect on earnings

The consolidated net profit of the Group will increase by approximately RMB250 million (equivalent to approximately HK$240 million) per annum for three consecutive years ending 31st December 2008. Such annual increase represents approximately 23.35% of the audited consolidated net profit attributable to equity holders of the Company as at 31st December 2005.

8. GENERAL

The Company and its subsidiaries are principally engaged in the business of infrastructure facilities, medicine, consumer products and information technology.

Shanghai Municipal Engineering Bureau is the administration authority under the Construction and Management Commission of Shanghai Municipal Government (上海市建設和管理委員會) and is responsible for the construction and administration of all civic projects of the Municipality.

Shanghai Public Road Construction Company is designated by Shanghai Municipal Engineering Bureau for the implementation of the construction for widening and alteration of A11 Expressway being undertaken by Shanghai Hu-Ning Expressway Company according to the Operating Licence Agreement. Shanghai Public Road Construction Company is a state owned enterprise engaged in the construction and investment of expressway projects in Shanghai. Its businesses are directed by Shanghai Municipal Engineering Bureau.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Shanghai Municipal Engineering Bureau and Shanghai Public Road Construction Company are third parties independent of the Company and its connected persons.

As the relevant percentage ratios for the capital commitment by Shanghai Hu-Ning Expressway Company to the construction project for the widening and alteration of A11 Expressway under Chapter 14 of the Listing Rules exceed 5% but are less than 25%, such transaction constitutes a discloseable transaction of the Company.

9. ADDITIONAL INFORMATION

Your attention is drawn to the additional information contained in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board
CAI LAI XING
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interests or short positions of the Directors and the chief executive of the Company in the shares and underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register maintained by the Company referred to therein, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(i) Interests in shares and underlying shares of the Company

(a) Ordinary Shares

Name of Director	Capacity	Nature of interests	Number of issued shares of the Company held	Percentage of total issued share capital of the Company
Cai Lai Xing	Beneficial Owner	Personal	4,000,000	0.41%
Qu Ding	Beneficial Owner	Personal	1,250,000	0.13%
Lu Ming Fang	Beneficial Owner	Personal	4,200,000	0.43%
Ding Zhong De	Beneficial Owner	Personal	200,000	0.02%
Qian Shi Zheng	Beneficial Owner	Personal	200,000	0.02%
Yao Fang	Beneficial Owner	Personal	200,000	0.02%

All interests stated above represented long positions.

(b) Share Options

Name of Director	Capacity	Date of grant	Exercise price	Number of share options of the Company held	Percentage of total issued share capital of the Company
Cai Lai Xing	Beneficial Owner	September 2005	HK$14.89	800,000	0.08%
Cai Yu Tian	Beneficial Owner	May 2006	HK$17.10	1,300,000	0.13%
Qu Ding	Beneficial Owner	September 2005	HK$14.89	560,000	0.06%
Lu Ming Fang	Beneficial Owner	September 2005	HK$14.89	480,000	0.05%
Ding Zhong De	Beneficial Owner	May 2006	HK$17.10	1,000,000	0.10%
Qian Shi Zheng	Beneficial Owner	September 2005	HK$14.89	300,000	0.03%
Tang Jun	Beneficial Owner	September 2005	HK$14.89	300,000	0.03%

Share options granted in September 2005 are exercisable within a period of three years commencing from 2nd March 2006 to 1st March 2009 in three batches.

Share options granted in May 2006 are exercisable within a period of three years commencing from 2nd November 2006 to 1st November 2009 in three batches.

(ii) Interests in shares of associated corporation of the Company

SI United

Name of Director	Capacity	Nature of interests	Number of issued publicly tradable shares of SI United held	Percentage of total issued share capital of SI United
Lu Ming Fang	Beneficial Owner	Personal	19,500	0.01%
Ding Zhong De	Beneficial Owner	Personal	19,500	0.01%

All interests stated above represented long positions.

(b) As at the Latest Practicable Date, so far as was known to the Directors, the interest of the persons (not being a Director or chief executive of the Company) in the shares and underlying shares of the Company which were notified to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO were as follows:

Name	Capacity	Nature of interests	Number of ordinary shares of the Company beneficially held	Percentage of total issued share capital of the Company
(a) Long Positions				
SIIC	Interest held by controlled corporations	Corporate	548,076,000 *(note (i))*	56.61%
Templeton Asset Management Limited	Investment manager	Corporate	57,913,253	5.98%
(b) Short Positions				
SIIC	Interest held by controlled corporations	Corporate	87,653,993 *(note (ii))*	9.05%

Notes:

(i) SIH, SIIC Capital and SIIC CM Development held 468,066,000, 80,000,000 and 10,000 ordinary shares of the Company respectively. SIIC owns 100% of SIIC CM Development and STC respectively whereas STC owns 100% of SIH, which in turn owns 100% of SIIC Capital.

(ii) SIIC was taken to have short positions in respect of 87,653,993 underlying shares of the Company under certain listed equity derivatives pursuant to the Zero Coupon Guaranteed Exchangeable Bonds issued by STC due March 2009 unconditionally and irrevocably guaranteed by SIIC and exchangeable into ordinary shares of the Company.

As at the Latest Practicable Date, so far as was known to the Directors, the following Directors are also directors or employees of SIIC:

Name of Director	Position held in SIIC
Mr. Cai Lai Xing	Chairman
Mr. Cai Yu Tian	Executive Director and President
Mr. Qu Ding	Executive Director and Executive Vice President
Mr. Lu Ming Fang	Executive Director
Mr. Ding Zhong De	Executive Director

Name of Director	Position held in SIIC
Mr. Qian Shi Zheng	Vice President
Mr. Tang Jun	General Manager of Internal Audit Department

(c) As at the Latest Practicable Date, so far as was known to the Directors, the following persons (other than members of the Group) were directly or indirectly interested in 10% or more of the issued share capital carrying rights to vote in all circumstances at general meetings of the following members of the Group (other than the Company) and the amount of each of such person's interest in such securities were as follows:

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of shareholding
Changzhou Pharmaceutical Co. Ltd. (常州藥業股份有限公司)	Changzhou State-owned Assets Investment Co. (常州國有資產投資經營總公司)	equity interest	23.05%
Chia Tai Qingchunbao Pharmaceutical Co. Ltd. (正大青春寶藥業有限公司)	China (Hangzhou) Qingchunbao Group Co. Ltd. (中國(杭州)青春寶集團有限公司)	equity interest	20%
	Hangzhou Chia Tai Qingchunbao Staff Shareholding Association (杭州市正大青春寶職工持股協會)	equity interest	20%
Chifeng Arker Pharmaceutical Technology Co. Ltd. (赤峰艾克製藥科技股份有限公司)	Hainan Dalong International Investment Co. Ltd. (海南大龍國際投資有限公司)	equity interest	14.67%
	Shenzhen Yigong Industrial Co. Ltd. (深圳益公實業有限公司)	equity interest	14.67%
Chifeng Mysun Pharma Co. Ltd. (赤峰蒙欣藥業有限公司)	Chifeng Pharmaceutical (Group) Co. Ltd. (赤峰製藥(集團)有限責任公司)	equity interest	17.91%
Guangdong Techpool Biochem Pharma Co. Ltd. (廣東天普生化醫藥股份有限公司)	Guangzhou Bopu Biotechnology Co. Ltd. (廣州市博普生物技術有限公司)	equity interest	38.6785%
Hangzhou Huqingyutang Pharmaceutical Co. Ltd. (杭州胡慶餘堂藥業有限公司)	Hangzhou Huqingyutang Investment Co. Ltd. (杭州胡慶餘堂投資有限公司)	equity interest	44.9566%

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of shareholding
Liaoning Herbapex Pharmaceutical (Group) Co. Ltd. (遼寧好護士藥業(集團)有限公司)	Medieval International Limited	equity interest	28.8%
	Zheng Ji Yu	equity interest	16.5%
Mergen Biotech Limited	Excellent Hope Holdings Inc.	ordinary share	15%
Shanghai Qiyi Dental Equipment Co. Ltd. (上海奇異牙科器材有限公司)	Shanghai Dental Materials Factory Qi Xin Operating Services Department (上海齒科材料廠奇新綜合經營服務部)	equity interest	10%
Shanghai Sunway Biotech Co. Ltd. (上海三維生物技術有限公司)	Shanghai Alliance Investment Ltd. (上海聯和投資有限公司)	equity interest	18.6%
Shanghai Tongjian Pharmacy Co. Ltd. (上海同健藥房有限公司)	Shanghai Huajian Medical Technology Co. (上海華健醫藥科技公司)	equity interest	40%
Shanghai Victor Medical Instrument Co. Ltd. (上海勝利醫療器械有限公司)	The Mansfield Corp. USA	equity interest	30%
Shanghai Yichuang Traditional Chinese Medicine Research & Development Center Co. Ltd. (上海醫創中醫藥科研開發中心有限公司)	Shanghai University of Traditional Chinese Medicine Technological Development Co. (上海中醫大科技發展公司)	equity interest	45%
Shanghai Yunhu Raw-pharmaceutical Co. Ltd. (上海雲湖醫藥藥材股份有限公司)	Shanghai Yunhu Raw Pharmaceutical Co. Ltd. Staff Shareholding Association (上海雲湖醫藥藥材股份有限公司職工持股會)	equity interest	15.45%
Shanghai Yunhu Yuemin Pharmacy Co. Ltd. (上海雲湖悅民大藥房有限公司)	Shanghai Yuanfeng Pharmacy (上海源豐藥房)	equity interest	30%
SI United Changcheng Pharmaceutical Co. Ltd. (上海實業聯合集團長城藥業有限公司)	Jin Jiang International Holdings Co. Ltd. (錦江國際(集團)有限公司)	equity interest	30%
SI United Pharmacy Co. Ltd. (上海實業聯合集團大藥房有限公司)	Shanghai Zhenru Shangcheng Co. Ltd. (上海真如商城股份有限公司)	equity interest	10%
Xiamen Traditional Chinese Medicine Co. Ltd. (廈門中藥廠有限公司)	Xiamen Dinglu Ind. Corp. (廈門鼎爐實業總公司)	equity interest	30%

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of shareholding
Chengdu Jiuxing Printing and Packing Co. Ltd. (成都九興印刷包裝有限公司)	Sichuan Quanxing Co. Ltd. (四川全興股份有限公司)	equity interest	20%
	Chengdu Jiang Shi Investment Co. Ltd. (成都江氏投資有限公司)	equity interest	29%
Chengdu Wingfat Printing Co. Ltd. (成都永發印務有限公司)	Sichuan Quanxing Co. Ltd. (四川全興股份有限公司)	equity interest	20%
	Chengdu Jiang Shi Investment Co. Ltd. (成都江氏投資有限公司)	equity interest	29%
Hebei Yongxin Paper Co. Ltd. (河北永新紙業有限公司)	Xinnan (Tianjin) Paper Co. Ltd. (新南(天津)紙業有限公司)	equity interest	29%
Xuchang Yongchang Printing Co. Ltd. (許昌永昌印務有限公司)	Xuchang Cigarette Factory (許昌捲煙總廠)	equity interest	49%

(d) Save as disclosed above, as at the Latest Practicable Date:

(i) so far as was known to the Directors, none of the Directors or chief executive of the Company had any interests or short positions in any shares or underlying shares or interests in debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

(ii) there was no person known to the Directors who had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, was, directly or indirectly, interested in 10% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group, or any options in respect of such capital.

3. DIRECTORS' SERVICE IN CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered, or proposed to enter into a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

4. DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, so far as was known to the Directors, none of the Directors, and their respective associates was considered to have interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group or have any other conflicts of interest with the Group pursuant to the Listing Rules.

5. LITIGATION

So far as the Directors are aware, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or arbitration of material importance was pending or threatened against the Company or any of its subsidiaries as at the Latest Practicable Date.

6. MISCELLANEOUS

(a) The registered office of the Company is at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong.

(b) The share registrar and transfer office of the Company is Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(c) The company secretary of the Company is Ms. Wong Mei Ling, Marina who is a Fellow of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(d) The qualified accountant of the Company is Mr. Lee Kim Fung, Edward who is a Fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

4. 董事於競爭業務之權益

於最後實際可行日期，就各董事所悉，根據上市規則，董事或彼等各自之聯繫人士並無被認為於與本集團業務構成或可能構成直接或間接競爭，或與本集團有任何其他利益衝突之任何業務中擁有權益。

5. 訴訟

據董事所知，於最後實際可行日期，本公司或其任何附屬公司未曾涉及任何重大訴訟或仲裁，而本公司或其任何附屬公司概無任何尚未了結或面臨任何重大訴訟或仲裁。

6. 其他事項

(a) 本公司的註冊辦事處為香港灣仔告士打道三十九號夏慤大廈二十六樓。

(b) 本公司的股份過戶登記處為秘書商業服務有限公司，地址為香港灣仔皇后大道東二十八號金鐘滙中心二十六樓。

(c) 本公司的公司秘書為黃美玲女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會資深會員。

(d) 本公司的合資格會計師為李劍峰先生，彼為英國特許公認會計師公會及香港會計師公會資深會員。

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持股份百分比
成都九興印刷包裝有限公司	四川全興股份有限公司	股本權益	20%
	成都江氏投資有限公司	股本權益	29%
成都永發印務有限公司	四川全興股份有限公司	股本權益	20%
	成都江氏投資有限公司	股本權益	29%
河北永新紙業有限公司	新南(天津)紙業有限公司	股本權益	29%
許昌永昌印務有限公司	許昌捲煙總廠	股本權益	49%

(d) 除以上所披露者外，於最後實際可行日期：

(i) 就董事所悉，董事或本公司的最高行政人員，概無擁有於本公司或其任何相聯法團(按證券及期貨條例第XV部涵義)的任何股份或相關股份中的任何權益或淡倉或債權證中的任何權益，根據證券及期貨條例第XV部第7及8分部必須通知本公司及聯交所(包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉)；或根據證券及期貨條例第352條須列入該條例所述的登記冊；或根據標準守則須通知本公司及聯交所。

(ii) 就董事所知，並無任何人士於任何本公司股份及相關股份擁有任何權益或淡倉而須根據證券及期貨條例第XV部第2及3分部必須通知本公司及聯交所；或直接或間接擁有附帶在所有情況下於本集團任何其他成員公司股東大會上投票權的已發行股本面值10%或以上的權益，或有關此等股本的任何購股期權。

3. 董事服務合約

於最後實際可行日期，概無董事與本集團任何成員公司訂立或擬訂立本集團不得在一年內毋須支付賠償(法定賠償除外)而予以終止之服務合約。

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持股份百分比
遼寧好護士藥業(集團)有限責任公司	中世紀國際有限公司	股本權益	28.8%
	鄭繼宇	股本權益	16.5%
Mergen Biotech Limited	Excellent Hope Holdings Inc.	普通股	15%
上海奇異牙科器材有限公司	上海齒科材料廠奇新綜合經營服務部	股本權益	10%
上海三維生物技術有限公司	上海聯和投資有限公司	股本權益	18.6%
上海同健藥房有限公司	上海華健醫藥科技公司	股本權益	40%
上海勝利醫療器械有限公司	美國漫斯菲爾德股份有限公司	股本權益	30%
上海醫創中醫藥科研開發中心有限公司	上海中醫大科技發展公司	股本權益	45%
上海雲湖醫藥藥材股份有限公司	上海雲湖醫藥藥材股份有限公司職工持股會	股本權益	15.45%
上海雲湖悦民大藥房有限公司	上海源豐藥房	股本權益	30%
上海實業聯合集團長城藥業有限公司	錦江國際(集團)有限公司	股本權益	30%
上海實業聯合集團大藥房有限公司	上海真如商城股份有限公司	股本權益	10%
廈門中藥廠有限公司	廈門鼎爐實業總公司	股本權益	30%

董事姓名	於上實集團所持職位
錢世政先生	副總裁
唐　鈞先生	審計部總經理

(c) 於最後實際可行日期，就董事所悉，直接或間接擁有附帶在所有情況下於下列本集團成員公司（本公司除外）的股東大會上投票權的已發行股本10%或以上權利的人士（本集團成員公司除外）及此等人士各自於此等證券的權益如下：

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持股份百分比
常州藥業股份有限公司	常州國有資產投資經營總公司	股本權益	23.05%
正大青春寶藥業有限公司	中國（杭州）青春寶集團有限公司	股本權益	20%
	杭州市正大青春寶職工持股協會	股本權益	20%
赤峰艾克製藥科技股份有限公司	海南大龍國際投資有限公司	股本權益	14.67%
	深圳益公實業有限公司	股本權益	14.67%
赤峰蒙欣藥業有限公司	赤峰製藥（集團）有限責任公司	股本權益	17.91%
廣東天普生化醫藥股份有限公司	廣州市博普生物技術有限公司	股本權益	38.6785%
杭州胡慶餘堂藥業有限公司	杭州胡慶餘堂投資有限公司	股本權益	44.9566%

(b) 於最後實際可行日期，就董事所悉，於本公司股份及相關股份擁有權益及淡倉而按證券及期貨條例第XV部第2及第3分部知會本公司及聯交所有關權益的人士（本公司董事或最高行政人員除外）如下：

名稱	身份	權益性質	實益持有本公司已發行普通股數目	佔本公司已發行股本總數的百分比
(a) 好倉				
上實集團	受控制公司所持有的權益	公司	548,076,000 *(附註(i))*	56.61%
鄧普頓資產管理有限公司	投資經理	公司	57,913,253	5.98%
(b) 淡倉				
上實集團	受控制公司所持有的權益	公司	87,653,993 *(附註(ii))*	9.05%

附註：

(i) 上海投資、上實資本及上實崇明開發分別持有468,066,000股、80,000,000股及10,000股本公司普通股。上實集團分別擁有上實崇明開發及上實財務的100%權益。而上實財務擁有上海投資的100%權益。上海投資擁有上實資本的100%權益。

(ii) 上實集團被視為持有87,653,993股本公司相關股份的淡倉，此乃根據上實財務所發行，由上實集團提供無條件及不可撤回擔保，可轉換為本公司普通股股份的二零零九年三月到期零息擔保可換股債券之若干上市股份衍生工具。

於最後實際可行日期，就各董事所悉，下列董事亦為上實集團董事或僱員：

董事姓名	於上實集團所持職位
蔡來興先生	董事長
蔡育天先生	執行董事兼總裁
瞿　定先生	執行董事兼常務副總裁
呂明方先生	執行董事
丁忠德先生	執行董事

(b) 購股期權

董事姓名	身份	授出日期	行使價	持有本公司已發行期權數目	佔本公司已發行股本總數的百分比
蔡來興	實益擁有人	二零零五年九月	14.89港元	800,000	0.08%
蔡育天	實益擁有人	二零零六年五月	17.10港元	1,300,000	0.13%
瞿　定	實益擁有人	二零零五年九月	14.89港元	560,000	0.06%
呂明方	實益擁有人	二零零五年九月	14.89港元	480,000	0.05%
丁忠德	實益擁有人	二零零六年五月	17.10港元	1,000,000	0.10%
錢世政	實益擁有人	二零零五年九月	14.89港元	300,000	0.03%
唐　鈞	實益擁有人	二零零五年九月	14.89港元	300,000	0.03%

於二零零五年九月授出之購股期權可於二零零六年三月二日至二零零九年三月一日的三年期間內，分三期予以行使。

於二零零六年五月授出之購股權可由二零零六年十一月二日至二零零九年十一月一日的三年期間內，分三期予以行使。

(ii) 於本公司相聯法團股份之權益

上實聯合

董事姓名	身份	權益性質	持有上實聯合已發行流通股股份數目	佔上實聯合已發行股本總數的百分比
呂明方	實益擁有人	個人	19,500	0.01%
丁忠德	實益擁有人	個人	19,500	0.01%

上述權益皆為好倉。

1. 責任聲明

本通函包括遵照上市規則而列載的詳細資料，旨在提供有關本集團的資料。董事對本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，盡彼等所知及所信，本通函並無遺漏其他事項，致使本通函所載任何陳述有所誤導。

2. 權益披露

(a) 於最後實際可行日期，董事及本公司最高行政人員於本公司或其任何相聯法團(按證券及期貨條例第XV部涵義)股份及相關股份或債券證權益中擁有的權益或淡倉，根據證券及期貨條例第XV部第7及8分部須通知本公司及聯交所(包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉)；或根據證券及期貨條例第352條須列入本公司按該條例存置之登記冊；或根據標準守則須通知本公司及聯交所者如下：

(i) 於本公司股份及相關股份之權益

(a) 普通股

董事姓名	身份	權益性質	持有本公司已發行股份數目	佔本公司已發行股本總數的百分比
蔡來興	實益擁有人	個人	4,000,000	0.41%
瞿　定	實益擁有人	個人	1,250,000	0.13%
呂明方	實益擁有人	個人	4,200,000	0.43%
丁忠德	實益擁有人	個人	200,000	0.02%
錢世政	實益擁有人	個人	200,000	0.02%
姚　方	實益擁有人	個人	200,000	0.02%

上述權益皆為好倉。

8. 一般事項

本公司及其附屬公司主要從事基建設施、醫藥、消費品及信息技術業務。

上海市市政工程管理局是上海市建設和管理委員會轄下的管理機構，負責全市市政工程建設和管理。

上海公路建設總公司是上海市市政工程管理局指定的單位以實施上海滬寧高速公司依據特許經營合同所應承擔的A11公路拓寬及改建工程。上海公路建設總公司為從事上海公路建設、投資的國有企業，業務由上海市市政工程管理局領導。

以各董事所知、所悉及所信，並經一切合理查詢後，上海市市政工程管理局及上海公路建設總公司為獨立於本公司及本公司關連人士之第三方。

由於上海滬寧高速公司就拓寬改建A11高速公路之工程項目資金投資超過根據上市規則第14章所載適用百分比率之5%但少於25%，因此該交易構成本公司之須予披露交易。

9. 其他資料

謹請　閣下細閱本通函之附錄所載之其他資料。

此致

列位股東　台照

代表董事會
董事長
蔡來興
謹啟

二零零六年七月四日

將以收費委託管理合同規定的通行費差額賠償補足。拓寬改建項目委托合同及收費委托管理合同的達成將有利於減少上海滬寧高速公司投資面對的不確定性，並降低於拓寬及改建A11高速公路項目之整體投資風險。

董事認為，有關特許經營合同之補充協議、拓寬改建項目委托合同及收費委托管理合同之條款就本公司及其股東而言屬公平合理，亦符合本公司股東之整體利益。

7. 交易之財務影響

根據拓寬改建項目委托合同，上海滬寧高速公司將支付總金額人民幣17.5億元(相等於約16.83億港元)之建設資金予上海公路建設總公司。由於用作A11高速公路拓寬改建項目之資金投資將資本化為上海滬寧高速公司之固定資產，該等資金投資將不會對本集團之資產淨值造成重大影響。

根據收費委托管理合同，上海滬寧高速公司將由二零零六年一月一日至二零零八年十二月三十一日收取通行費收入補償金額每年人民幣2.5億元(相等於約2.4億港元)。董事認為該等通行費收入補償金額將為本集團之綜合資產淨值及盈利帶來的正面財務影響如下：

(i) 資產淨值之影響

本集團之綜合資產淨值將每年增加約人民幣2.5億元(相等於約2.4億港元)，並將於二零零八年十二月三十一日底前累積增加約人民幣7.5億元(相等於約7.2億港元)。本集團之綜合資產淨值於該等年度及累積升幅分別相等於本集團於二零零五年十二月三十一日之經審核綜合資產淨值約1.47%及4.4%。

(ii) 盈利之影響

本集團之綜合淨利潤將於截至二零零八年十二月三十一日止連續三年每年增加約人民幣2.5億元(相等於約2.4億港元)。該等年度升幅相等於二零零五年十二月三十一日本公司股權持有人應佔經審核綜合淨利潤約23.35%。

5. 有關A11高速公路之資料

A11公路，東起上海市大渡河路武寧路交叉口，經普陀區、嘉定區、閔行區、青浦區至江蘇省昆山市花橋鎮止，全長約二十六公里，現為雙向四車道。

上海滬寧高速公司持有A11高速公路之經營權。上海滬寧高速公司經營A11高速公路為遵照中國公認會計準則而編製之截至二零零五年十二月三十一日止兩個年度之應佔經審核除稅及扣除非經常性項目前後之淨利潤如下：

	除稅及非經常性項目前後
截至二零零四年十二月三十一日止年度之淨利潤	人民幣130,732,000元（相等於約125,704,000港元）
截至二零零五年十二月三十一日止年度之淨利潤	人民幣136,291,000元（相等於約131,049,000港元）

截至二零零五年十二月三十一日止兩個年度，上海滬寧高速公司按照中國公認會計準則編製的經審核營業額及資產淨值如下：

	截至二零零四年十二月三十一日止年度／於二零零四年十二月三十一日	截至二零零五年十二月三十一日止年度／於二零零五年十二月三十一日
營業額	人民幣211,173,000元（相等於約203,051,000港元）	人民幣198,017,000元（相等於約190,401,000港元）
資產淨值	人民幣2,130,732,000元（相等於約2,048,781,000港元）	人民幣2,262,552,000元（相等於約2,175,531,000港元）

6. 交易之理由及效益

根據特許經營合同，上海滬寧高速公司應負責投資及實施A11公路全綫拓寬改建為雙向八車道。根據拓寬改建項目委託合同規定，上海滬寧高速公司須承擔拓寬及改建A11公路的建設費，其建設資金承擔上限為人民幣17.5億元（相等於約16.83億港元）。建設工程致使A11公路通行費收入減少之損失，某程度

委任

上海滬寧高速公司已委任上海公路建設總公司(由上海市市政工程管理局指定之單位),於二零零六年一月一日至二零零八年十二月三十一日期間收取A11高速公路之通行費。在委任期間,上海公路建設總公司將會向上海滬寧高速公司交付收取的通行費和拓寬及改建工程引致通行費收入損失的補償。

通行費及補償

原A11高速公路的拓寬及改建工程是於二零零七年竣工通車,由於工程方案調整、工期延長至二零零八年的原因,導致對上海滬寧高速公司的通行費收入不良影響的程度增加,同時,拓寬及改建工程會造成車流量下降,經相關政府部門同意,自二零零六年一月一日至二零零八年十二月三十一日止,上海公路建設總公司就通行費收入減少向上海滬寧高速公司作出補償。

通行費金額乃按公平交易基準並考慮到滬寧高速公路(江蘇段)(連接A11公路)於二零零五年底完成拓闊工程使A11公路交通流量增加及在A11公路拓寬及改建工程進行時,使交通流量降低的影響而釐定。在施工期間估計通行費收入平均每年約為人民幣2.2億元(相等於約2.12億港元)。補償金額為由相關中國政府機關擬定每年人民幣2.5億元(相等於約2.4億港元)。上述通行費及補償共計每年人民幣4.7億元(相等於約4.52億港元),由上海公路建設總公司按月平均支付予上海滬寧高速公司。

於委任期內,在年度通行費收入及補償低於人民幣4.7億元(相等於約4.52億港元)時,上海公路建設總公司須向上海滬寧高速公司補足。

上海公路建設總公司每年收取之通行費及補償金額超出人民幣4.7億元(相等於約4.52億港元)之部分,將撥歸上海公路建設總公司所有。上海公路建設總公司不會就其委任收取任何行政費用。

則額外所需資金將由上海公路建設總公司承擔。上海滬寧高速公司支付之資金有任何結餘將於上海公路建設總公司委任期屆滿後撥歸上海公路建設總公司所有。

上海滬寧高速公司承擔的資金投資須按照以下限期支付:

佔承擔資金總額百分比	支付日期
20%	二零零六年六月十五日之前
20%	二零零六年九月三十日之前
15%	二零零七年三月三十一日之前
15%	二零零七年九月三十日之前
15%	二零零八年三月三十一日之前
15%	二零零八年九月三十日之前

上海滬寧高速公司已於二零零六年六月十五日前支付首期資金投資,以應付工程項目的必要開支。

資金承擔之金額乃根據相關政府部門批覆所示工程概算總投資約人民幣22.55億元(相等於約21.68億港元),獲相關政府部門同意其中人民幣17.5億元(相等於約16.83億港元)由上海滬寧高速公司承擔。

資金承擔將按董事認為合適者由本集團內部資源及／或銀行融資撥付。

4. 收費委托管理合同

日期

二零零六年六月十三日

訂約方

(1) 上海滬寧高速公司;及

(2) 上海公路建設總公司。

委任

上海滬寧高速公司已委任上海公路建設總公司(由上海市市政工程管理局指定之單位)實施拓寬及改建A11高速公路之項目，包括但不限於下列工作：

(i) 規劃及設計工程項目之前期手續的審批工作；

(ii) 辦理土地徵用及規劃許可之審批程序；

(iii) 協調徵地拆遷工作；

(iv) 設計及勘察；

(v) 工程圖則編製報批；

(vi) 組織、監理及採購設備及物料；

(vii) 與工程項目相關各方簽訂合約；

(viii) 就工程進度及質量進行審核，並向有關政府部門匯報；

(ix) 驗收工程；

(x) 會計及核算；

(xi) 實施補救缺陷之工程及管理；

(xii) 安全管理；及

(xiii) 為實施項目建設必需的其他工作。

上海公路建設總公司之委任期由拓寬改建項目委托合同之訂立日期起至工程項目項下進行之建造工程之缺陷責任期屆滿為止。(上海公路建設總公司負責組織實施維修缺陷。)

建設資金

上海滬寧高速公司須向上海公路建設總公司支付總金額人民幣17.5億元(相等於約16.83億港元)之建設資金，以作為上海公路建設總公司實施工程項目的資金。倘工程項目的實際所需資金超過上海滬寧高速公司資金承擔，

議、拓寬改建項目委托合同及收費委托管理合同之進一步詳情，以及上市規則規定的其他資料。

2. 特許經營合同之補充協議

日期

二零零六年六月十三日

訂約方

(1) 上海市市政工程管理局；及

(2) 上海滬寧高速公司（本公司之全資附屬公司）。

於二零零三年十月，上海滬寧高速公司與上海市市政工程管理局訂立特許經營合同，據此，上海滬寧高速公司獲授A11高速公路之通行費收繳和經營權利，收費經營期至二零二八年八月三十一日止，為期約25年。

根據補充協議，拓寬及改建A11高速公路之建造工程協定於二零零八年底前完成。拓寬及改建工程將由上海市市政工程管理局指定之單位進行。透過根據與上海市市政工程管理局指定單位就工程項目相關的協議履行其責任，上海滬寧高速公司將被視為已履行其拓寬及改建A11高速公路之責任。

於工程進行期間，上海滬寧高速公司可委任上海市市政工程管理局指定之單位收取使用A11高速公路之車輛通行費，並於工程進行期間自該單位收取協定之通行費。補充協議並無規定上海滬寧高速公司須就收取通行費向上海市市政工程管理局指定之單位支付佣金。

3. 拓寬改建項目委托合同

日期

二零零六年六月十三日

訂約方

(1) 上海滬寧高速公司；及

(2) 上海公路建設總公司。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

執行董事：
蔡來興先生 *(董事長)*
蔡育天先生 *(副董事長及行政總裁)*
瞿　定先生 *(副董事長及常務副行政總裁)*
呂明方先生
丁忠德先生
錢世政先生 *(副行政總裁)*
姚　方先生
唐　鈞先生

獨立非執行董事：
羅嘉瑞先生
吳家瑋先生
梁伯韜先生

註冊辦事處：
香港灣仔
告士打道三十九號
夏慤大廈二十六樓

敬啟者：

須予披露交易

拓寬及改建滬寧高速公路(上海段)
之
資金投資

1. 緒言

於二零零六年六月十三日，本公司公佈，本公司之全資附屬公司上海滬寧高速公司就有關拓寬及改建A11高速公路訂立特許經營合同之補充協議、拓寬改建項目委託合同及收費委託管理合同。

根據上市規則第14.06條，上海滬寧高速公司之工程項目資金投資交易構成本公司之須予披露交易。本通函旨在向各股東提供有關特許經營合同之補充協

「人民幣」　人民幣，中國法定貨幣

「%」　百分比

於本通函內，在中國成立之公司及中國政府機關之英文名稱為其正式中文名稱之英文譯名。倘出現歧異，概以中文名稱為準。

在本通函內，除非另有註明，否則在適用情況下所採納的人民幣兑港元匯率為1港元兑人民幣1.04元，惟僅供參考説明之用，並不表示曾經、可能曾經或可以於有關某個或多個日期或任何其他日期，按任何特定匯率兑換任何款項。

「股東」	本公司股本中的股份持有人
「上海投資」	Shanghai Investment Holdings Ltd.，一家根據英屬維爾京群島法律成立的有限責任公司
「上實集團」	上海實業(集團)有限公司，一家於香港註冊成立之有限責任公司
「上實資本」	SIIC Capital (B.V.I.) Ltd.，一家根據英屬維爾京群島法律成立的有限責任公司
「上實崇明開發」	SIIC CM Development Ltd.(上海實業崇明開發建設有限公司)，一家根據英屬維爾京群島法律成立的有限責任公司
「上實聯合」	上海實業聯合集團股份有限公司，一家根據中國法律成立之股份有限公司，為本公司一家於上海證券交易所A股市場上市之附屬公司(證券代碼：600607)
「上實財務」	Shanghai Industrial Investment Treasury Co. Ltd.，一家根據英屬維爾京群島法律成立之有限公司
「聯交所」	香港聯合交易所有限公司
「補充協議」	由上海滬寧高速公司與上海市市政工程管理局於二零零六年六月十三日訂立有關特許經營合同之補充協議
「收費委托管理合同」	由上海滬寧高速公司與上海公路建設總公司於二零零六年六月十三日訂立，有關在A11高速公路拓寬及改建工程進行期間收取通行費之協議
「拓寬改建項目委托合同」	由上海滬寧高速公司與上海公路建設總公司於二零零六年六月十三日訂立，有關拓寬及改建A11高速公路工程之協議
「港元」	港元，香港法定貨幣

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

詞彙	**涵義**
「A11高速公路」	滬寧高速公路(上海段)
「董事會」	董事會
「本公司」	上海實業控股有限公司，一家於香港註冊成立之有限責任公司，其股份於聯交所主板上市
「董事」	本公司董事
「本集團」	本公司及其附屬公司
「香港」	中國香港特別行政區
「最後實際可行日期」	二零零六年六月二十八日，即本通函付印前為確定其所載若干資料的最後實際可行日期
「上市規則」	聯交所證券上市規則
「標準守則」	上市公司董事進行證券交易的標準守則
「特許經營合同」	由上海滬寧高速公司與上海市市政工程管理局於二零零三年十月二十日訂立，有關A11高速公路之經營及收取通行費權利之協議
「中國」	中華人民共和國(不包括香港、澳門及台灣)
「證券及期貨條例」	香港法例第571章證券及期貨條例
「上海滬寧高速公司」	上海滬寧高速公路(上海段)發展有限公司，根據中國法律成立之外商獨資企業及本公司之全資附屬公司

目　錄

頁次

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下上海實業控股有限公司之股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

須予披露交易

拓寬及改建滬寧高速公路(上海段)
之
資金投資

上海實業控股有限公司董事會就拓寬及改建滬寧高速公路(上海段)之資金投資而發出之函件載於本通函第4頁至第11頁。

香港，二零零六年七月四日